Exhibit 99.1

Consolidated Financial Statements

Marina Palms, LLC and Subsidiaries
(A Delaware Limited Liability Company)

For the Years Ended December 31, 2015 and 2014 and
For The Period From April 17, 2013 Through December 31, 2013

Independent Auditor’s Report

To the Members
Marina Palms, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Marina Palms, LLC and Subsidiaries (a Delaware Limited Liability Company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marina Palms, LLC and Subsidiaries as of December 31, 2015 and 2014, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.
Other Matters
The accompanying consolidated statements of operations, members’ capital, and cash flows of Marina Palms, LLC and Subsidiaries for the period from April 17, 2013 through December 31, 2013 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Gerson, Preston, Robinson, Klein, Lips & Eisenberg, P.A.

Miami, Florida
February 19, 2016

Contents

PAGE

Independent Auditor’s Report

Consolidated Financial Statements:
Balance Sheets	1
Statements of Operations	2
Statements of Members’ Capital	3
Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5-9

Marina Palms, LLC and Subsidiaries
Consolidated Balance Sheets
At December 31, 2015 and 2014

ASSETS
	2015	2014

Cash and cash equivalents	$15,178,200	$5,483,536
Restricted cash	69,418,897	88,376,238
Sales contracts receivables	158,013,673	133,021,548
Investment in real estate	28,291,622	30,680,725
Deferred selling costs	7,573,036	8,047,394
Prepaid expenses and other assets	70,700	104,977

Total assets	$278,546,128	$265,714,418

LIABILITIES AND MEMBERS' CAPITAL

Liabilities
Note payable	$10,367,251	$46,814,529
Accounts payable and accrued expenses	23,928,742	12,229,472
Deferred revenue	151,897,896	118,453,716
Customer deposits	540,864	24,135,963

Total liabilities	186,734,753	201,633,680

Members' capital	91,811,375	64,080,738

Total liabilities and members' capital	$278,546,128	$265,714,418

See accompanying notes.                                                1

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2015 and 2014 and
the Period From April 17, 2013 Through December 31, 2013

	2015	2014	2013
			(Unaudited)
Revenues
Sales of condominiums	$176,032,989	$113,992,860	$—
Closing cost reimbursements, interest and other	3,300,216	132,437	73,266

Total revenues	179,333,205	114,125,297	73,266

Operating expenses
Condominium cost of sales	95,565,411	65,632,971	—
Operating, sales and marketing expenses	20,018,716	11,486,931	3,524,903

Total operating expenses	115,584,127	77,119,902	3,524,903

Net income (loss)	$63,749,078	$37,005,395	$(3,451,637)

See accompanying notes.                                                2

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Members' Capital
For the Years Ended December 31, 2015 and 2014 and
the Period From April 17, 2013 Through December 31, 2013

		Retained Earnings/	Total
	Capital	(Accumulated	Members'
	Contributions	Deficit)	Capital
Balance, April 17, 2013 (Unaudited)	$—	$—	$—

Capital contributions	20,078,750	—	20,078,750

Net (loss)	—	(3,451,637)	(3,451,637)

Balance, December 31, 2013	20,078,750	(3,451,637)	16,627,113

Capital contributions	10,448,230	—	10,448,230

Net income	—	37,005,395	37,005,395

Balance, December 31, 2014	30,526,980	33,553,758	64,080,738

Members' distributions	—	(36,018,441)	(36,018,441)

Net income	—	63,749,078	63,749,078

Balance, December 31, 2015	$30,526,980	$61,284,395	$91,811,375

See accompanying notes.                                                3

Marina Palms, LLC and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014 and
the Period From April 17, 2013 Through December 31, 2013

	2015	2014	2013
			(Unaudited)
Operating activities
Net income (loss)	$63,749,078	$37,005,395	$(3,451,637)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Net change in percentage of completion revenue and related costs	(4,059,476)	(54,026,242)	—
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash	18,957,341	(7,463,105)	(80,913,133)
(Increase) in investment in real estate	—	—	(56,760,681)
Decrease (increase) in prepaid expenses and other assets	34,277	(50,927)	(54,050)
Increase in accounts payable and accrued expenses	3,479,163	8,180,663	3,497,321
Increase in customer deposits	—	—	82,178,423

Net cash provided by (used in) operating activities	82,160,383	(16,354,216)	(55,503,757)

Financing activities
Note payable, net	(36,447,278)	11,012,231	35,802,298
Proceeds from promissory note	—	—	20,000,000
Repayment of promissory note	—	—	(20,000,000)
Contributions from members	—	10,448,230	20,078,750
Members' distributions	(36,018,441)	—	—

Net cash (used in) provided by financing activities	(72,465,719)	21,460,461	55,881,048

Net increase in cash	9,694,664	5,106,245	377,291

Cash and cash equivalents, beginning of period	5,483,536	377,291	—

Cash and cash equivalents, end of period	$15,178,200	$5,483,536	$377,291

Supplemental disclosures of cash flow information:
Interest paid during the period	$2,123,292	$1,574,303	$—

Interest capitalized to investment in real estate	$2,123,292	$1,574,303	$—

Supplemental disclosures of noncash activities:
In connection with percentage of completion revenue recognition and the related costs recognized:
(Decrease) in investment in real estate	$(2,389,103)	$(26,079,956)	$—
Increase in sales contracts receivables	$24,992,125	$133,021,548	$—
(Decrease) increase in deferred selling costs	$(474,358)	$8,047,394	$—
Decrease in customer deposits	$23,595,099	$58,042,460	$—
(Increase) in deferred revenue	$(33,444,180)	$(118,453,716)	$—
(Increase) in accounts payable and accrued expenses	$(8,220,107)	$(551,488)	$—

See accompanying notes.                                                4

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

1.	Formation and Description of Business
Marina Palms, LLC (“the Company”), a Delaware Limited Liability Company, was formed effective December 20, 2012. The Company is in the business of residential real estate development, specializing in the High Rise multi-family product through its wholly-owned subsidiaries. The real estate is located in North Miami Beach, Florida. The purchase of the property closed on April 17, 2013. There were no activities in the Company until the time of the purchase of the property.
The current site plan is approved for 468 residential condominium units and two commercial units located in two identical, 25-story towers and a 112-slip marina (the “Project”). Construction commenced on the north tower and the yacht club in September 2013 and the south tower in February 2015. As of December 31, 2015, the north tower and the yacht club are substantially complete.

2.	Summary of Significant Accounting Policies
This summary of significant accounting policies for the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.
Principles of Consolidation. The consolidated financial statements include the financial position of the Company and its wholly-owned subsidiary, 17093 Biscayne Boulevard - North Miami, LLC, and its wholly-owned subsidiaries, Marina Palms Residences North, LLC (“North”), Marina Palms Yacht Club, LLC (“Yacht”), and Marina Palms Residences South, LLC (“South”). All significant intercompany balances and transactions have been eliminated in consolidation.
Revenue Recognition. Revenue from sales of condominiums is recognized under the percentage-of-completion method when certain criteria have been met in accordance with Accounting Standards Codification (ASC) Subtopic 360-20, Real Estate Sales (ASC Subtopic 360-20). These criteria require that construction is beyond a preliminary stage, sufficient units have been sold to assure that the entire property will not revert to rental property, the buyer is committed through its initial and continuing investment, sales price is collectible, and the aggregate sales proceeds and costs can be reasonably estimated. Provisions for estimated losses are made in the year that such losses (if any) become apparent.
Cash and Cash Equivalents. The Company considers certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents for purposes of balance sheet classification and the statement of cash flows.
Restricted Cash. Restricted cash includes deposits received from customers for condominium purchases, closing proceeds and forfeited deposit income which have not been applied to the related loan by the lender.
Investment in Real Estate. All qualifying direct and indirect costs relating to the Company’s investment in real estate are capitalized in accordance with ASC Subtopic 970-340, Other Assets and Deferred Costs, and include costs related to planning and development of land or construction. Planning costs include legal costs, professional fees, market feasibility studies, engineering and architectural design, impact, and permitting fees. Construction costs include all subcontractor, direct material and labor costs and indirect costs related to overhead and supervision fees. Interest and real estate taxes are capitalized to real estate during the active development period. Indirect costs that do not clearly relate to development or construction are charged to expenses as incurred.
Investment in real estate is stated at cost, unless the property is determined to be impaired. Impairment of the property is measured by a comparison of the carrying amount of the property to future estimated cash flows expected to be generated by the property or an independent appraisal. If the property is considered impaired,

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

2.	Summary of Significant Accounting Policies (Cont’d.)
the property is written down to fair value. Write-downs of impaired property to fair value are recorded as adjustments to the cost basis.
Income Taxes. No provision has been made for income taxes in the accompanying consolidated financial statements since the Company is not directly subject to income taxes and the results of operations are included in the tax returns of the members.
Accounting principles generally accepted in the United States require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Financing Costs. Financing costs are deferred and are amortized over the estimated useful life of the related debt, using a method that approximates the level-yield method. Amortization of deferred financing costs during the construction period is capitalized as property costs.
Deferred Selling Costs. The Company capitalizes commissions paid to real estate brokers for the sale of its condominium units. Commissions vary by broker and are due after the buyers have fulfilled their requirement of depositing with the Company’s escrow agent the amount required by the sales contract.
The Company expenses these deferred selling costs based on the percentage-of-completion method determined by the ratio of cost incurred to date to management’s estimate of total anticipated construction cost.
Forfeited Customer Deposits. Forfeited customer deposits are recognized as income when (i) the Company has exhausted all efforts to encourage the buyer to close on the unit and (ii) the buyer has defaulted in accordance with the contract terms and all cure periods, if any, have expired or the buyer has been offered and accepted a cancellation and release agreement releasing the buyer from the terms of the contract in exchange for forfeiting all or a portion of their deposit. The Company provides an allowance when litigation by the buyer(s) to seek recovery of all or a portion of their deposits, including the Company’s cost to defend such suits, is probable.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Actual results could differ from those estimates.
Business Risk. A deterioration in national, regional, and local economic conditions could adversely impact the Company’s operations and may have a material impact on the Company’s business. The Company’s revenues, financial condition, and results of operations could decline due to this deterioration of national, regional and local economies.
Impairment of Long-lived Assets. In accordance with ASC 360-10 and 360-20, Accounting for the Impairment of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require an asset to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

2.	Summary of Significant Accounting Policies (Cont’d.)
models, quoted market values, and third party independent appraisals, as considered necessary. At December 31, 2015, no impairment losses were recorded.
Subsequent Events. The Company has evaluated subsequent events through February 19, 2016, the date these consolidated financial statements were available to be issued.

3.	Concentration of Credit Risk
The Company maintains its cash balances in a financial institution located in Florida. The balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2015, the Company had a balance in excess of the insured limit.

4.	Notes Payable
On April 17, 2013, North, Yacht and South obtained a promissory note in the amount of $20,000,000. The proceeds of the loan were used to purchase the property. The interest rate for the loan was equal to the greater of a variable rate or 11.0%. The loan was paid off in November 2013 through the proceeds of the promissory note detailed below. Interest expense on this note was $1,283,333 for the period ended December 31, 2013 and was capitalized to investment in real estate.
On November 13, 2013, North, Yacht and South, closed on a $98 million note payable with a bank. The loan matured on November 15, 2015 and bore interest at a variable rate. The loan was collateralized by the property. The loan was paid off in full prior to December 31, 2015.
On February 25, 2015, Yacht and South, closed on an $87 million construction loan agreement with a bank. The loan has an initial maturity date of August 25, 2017; bears interest at a variable rate which was 4.17% at December 31, 2015 and is guaranteed by a shareholder of one of the owners of the Company. The loan is collateralized by the assets of Yacht and South. There was approximately $76.6 million available to be drawn on the loan as of December 31, 2015.
Interest expense on these notes were $2,123,292 and $1,574,303 for the years ended December 31, 2015 and 2014, respectively, and was capitalized to investment in real estate.

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

5.	Fair Value Measurements

(a)	Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2015 and 2014:
The carrying value of cash and cash equivalents, restricted cash, sales contracts receivables, deferred selling costs, prepaid expenses and other assets, accounts payable and accrued expenses, deferred revenue and customer deposits approximate fair value due to the short maturity of these instruments.
The carrying value of the note payable approximates its fair value due to the interest rate being reset to the market rate on a periodic basis.
The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Fair Value Hierarchy
The Company applies the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the statements of financial position on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.
ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:
a)    Quoted prices for similar assets or liabilities in active markets;
b)    Quoted prices for identical or similar assets or liabilities in inactive markets;
c)    Inputs other than quoted prices that are observable for the asset or liability;

d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.
The Company does not have any financial assets and financial liabilities that are measured at fair value on a recurring basis as of December 31, 2015 and 2014. The consolidated financial statements as of December

Marina Palms, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(Information for the Period Ended December 31, 2013 is Unaudited)

5.	Fair Value Measurements (Cont'd.)
31, 2015 and 2014 do not include any significant nonrecurring fair value measurements relating to assets or liabilities for which the Company had adopted the provisions of ASC Topic 820.
The Company values its investment in real estate at fair value on a nonrecurring basis if it is determined that an impairment has occurred. Such fair value measurements use significant other observable inputs and significant unobservable inputs and are classified as Level 2 or Level 3 as determined appropriate. No impairments have been recorded on this property.

6.	Preferred Membership Interest
The Company had a preferred membership interest of $10,000,000 which was contributed on September 15, 2014. The preferred return rate was 15%. The preferred membership interest and preferred return was paid in full as of December 18, 2015. The preferred return was $1,610,542 and $448,230 during the years ended December 31, 2015 and 2014, respectively.